Exhibit 99.1
KINETIK HOLDINGS INC.
Resource Extraction Payment Report for the Fiscal Year Ended December 31, 2025
This report includes payment to government made by Kinetik Holdings Inc. and its subsidiaries (the “Company”) during the year ended December 31, 2025. All payments were made in U.S. dollars. The table below summarizes the payments made by the Company in accordance with Rule 13q-1 of the Securities Exchange Act. No payments were made to foreign governments.

Payment Type	Payment Amount (In thousands)	Payee	Project/Subnational Jurisdiction	Resource/Method of Extraction

U.S. Federal Income Taxes	$1,850	U.S. Federal Government	(1)	N/A

(1)The U.S. federal government levies income taxes at the Kinetik Holdings Inc. on a corporation level rather than on a per project basis. Income tax payment information in the table above is presented at the Kinetik Holdings Inc. level.